UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

M8791A109
(CUSIP Number of Ordinary Shares Underlying Warrants)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
David P. Stone, Esq.
767 Fifth Avenue
New York, New York 10153-0119
Telephone: (212) 310-8430 Facsimile: (212) 310-8007

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1) (2)

$ 26,082,796.83	$ 2,790.86*

* Previously paid

(1) Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of sixty (60) days, is made to holders of 820,800 Warrants issued on April 29, 2004 to reduce the exercise price of such Warrants from $13.97 to $12.29 per share. Further, an offer, for a period of sixty (60) days, is made to holders of 1,196,431 Warrants issued on November 1, 2005 to reduce the exercise price of such Warrants from $14.58 to $12.39 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer’s Ordinary Shares underlying the Warrants on April 7, 2006.

(2) Calculated by multiplying the Transaction valuation by 0.0001070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Files:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This is a final amendment to the Schedule TO filed with the Securities and Exchange Commission on April 12, 2006, as amended on May 9, 2006 in connection with the offer (the “Offer”) by On Track Innovations Ltd., incorporated in the State of Israel (the “Company”), for a period of sixty (60) days, to the holders of warrants to purchase an aggregate of 820,800 ordinary shares nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) (the “2004 Warrants”), which were sold by the Company on April 29, 2004 pursuant to a private placement transaction (the “2004 Placement”) and to the holders of warrants to purchase an aggregate of 1,196,431 of Ordinary Shares (the “2005 Warrants”), which were sold by the Company on November 1, 2005 pursuant to a separate private placement transaction (the “2005 Placement”) (collectively, the 2004 Warrants and the 2005 Warrants will be referred to herein as the “Warrants”):

—	To reduce the exercise price of the 2004 Warrants from $13.97 to $12.29 per share; and

—	To reduce the exercise price of the 2005 Warrants from $14.58 to $12.39 per share.

This Amendment’s sole purpose is to report the results of the Offer.

Item 4. TERMS OF THE TRANSACTION

(a) Item (a) of this Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at midnight, U.S. Eastern time, on the night of Thursday, June 22, 2006. None of the holders of the 2004 Warrants and the holders of the 2005 Warrants chose to participate in the Offer. Accordingly, the original terms of the Warrants, including, but not limited to, the exercise price of $13.97 and $14.58 per share for the 2004 Warrants and 2005 Warrants, respectively, shall continue to apply and such Warrants may be exercised in accordance with their original terms.

Item 12. EXHIBITS

(a)(1)* Offer Letter to Warrant Holders and Letter of Transmittal, dated April 23, 2006 (filed herewith).

*	Previously filed with this Schedule TO, as amended on May 9, 2006, and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON TRACK INNOVATIONS LTD. By: /s/ Oded Bashan —————————————— Oded Bashan President & Chief Executive Officer

Date: July 6, 2006